Ply Gem Holdings, Inc.
185 Platte Clay Way, Suite A
P.O. Box 1017
Kearney, MO 64060

October 31, 2006

John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE: Ply Gem Holdings, Inc.
Form 10-K for the fiscal year ended December 31, 2005
Filed March 27, 2006
File #3330114041

Dear Mr. Cash:

On behalf of Ply Gem Holdings, Inc. (the “Company”), I am writing in response to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated October 19, 2006 (the “Comment Letter”) with respect to the Company’s annual report on Form 10-K for the year ended December 31, 2005 (File No. 3330114041) (the “Form 10-K”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter above each of the Company’s corresponding responses.

Form 10-K for the fiscal year ended December 31, 2005

General
1.
We have reviewed your response to our prior comment one. Please amend your Form 10-K for the year ended December 31, 2005 to furnish the Section 906 certifications as soon as practicable. In this regard, please note that you should file a complete amendment to your Form 10-K.

Response: The Company will file a complete amendment to its Annual Report on Form 10-K for the year ended December 31, 2005 as soon as practicable after all of the staff’s comments have been resolved.

Form 10-Q for the quarterly period ended April 1, 2006

Note 2. Purchase Accounting, page 8

2.
Based on your response to our prior comment two, it remains unclear to us what the other expenses you expensed during 2006 actually relate to or who they were paid to. Please provide us with additional information related to these expenses that support your accounting and financial statement classification. In addition, based on the loss you incurred during the quarter ended April 1, 2006, it is unclear to us how you determined that the amount that appears to have been improperly capitalized in 2004 and subsequently expensed in 2006 was not material. Please advise or revise.

In addition, we note that during 2006 and 2004 you included $2 million and $6.4  million in fees paid to the Caxton-Iseman Party in the purchase price of  acquisitions. Since these fees were essentially paid to your parent, it is not clear  to us how they comply with paragraph A8 of SFAS 141. Please advise or revise

Response:  During the first quarter of 2006, the Company recognized an expense in the amount of $2.1 million for financing costs associated with debt refinancings that were accounted for in accordance with EITF 96-19 (Debtor’s Accounting for a Modification or Exchange of Debt Instruments). Of the $2.1 million reported as ‘other expense’, approximately $1.1 million pertains to third-party charges related to financing costs for the MW acquisition in 2004 and approximately $1.0 million pertains to third-party charges related to financing costs for the Alenco acquisition in the first quarter of 2006. Both the costs from 2004 and 2006 were incurred to obtain financing in the form of amended credit agreements and included advisory fees, due diligence fees, and legal fees for items such as title searches, environmental reports and other analysis required by the lending banks under the Company’s credit facility. These fees were paid to various law firms, accounting firms, title companies, and environmental specialists. These fees were costs incurred to obtain financing and are similar to fees that were capitalized as deferred financing costs in obtaining the Company’s original credit facility. As noted in our previous response, the 2004 and 2006 amendments were required to be accounted for as modifications rather than extinguishments under EITF 96-19 and as a result these third-party charges should be expensed as incurred. Because these costs related to the Company’s debt financing we believe that they are properly classified as non-operating charges.

The Company has considered both the quantitative and qualitative effect of the correction and does not consider the $1.1 million of third-party charges incurred in 2004 and expensed in 2006 to be material. The following table shows the effect as a percentage of pretax income and adjusted EBITDA for years 2004, 2005 and 2006 as if the expense had been recorded in 2004:

	Fiscal Year 2004		Fiscal Year 2005	Projected Fiscal Year 2006
Pretax income as reported	$23,793		$32,876	$27,447
Pretax income as adjusted	22,521		33,013	28,582
	<5.35>	%	0.42%	4.14%

Adjusted EBITDA as reported	$83,722		$114,918	$126,254
Adjusted EBITDA as adjusted	83,722		114,918	126,254
	0%		0%	0%

As described in our Management’s Discussion and Analysis section on seasonality, our sales are usually lower during the first and fourth quarters of each fiscal year due to the seasonal nature of end use demand for the exterior building products we sell. The Company does not feel that a materiality measurement based only on the first quarter of the fiscal year would be indicative of an accurate annual measurement. When considering the qualitative effect of the correction, the Company considered the point of view of the Company’s investors and creditors. Because the Company only has public debt, the Company believes the primary focus of our investors and creditors is on our ability to generate cash and to service our debt. Based upon its past experience with investors and creditors and questions asked by investors and creditors of the Company during its quarterly earnings calls, the Company knows that its investors and creditors rely on the non-GAAP measure of adjusted EBITDA, which the Company provides on a quarterly basis along with a reconciliation to the GAAP measure of net income. In our reconciliation from net income to adjusted EBITDA, the Company has reflected an adjustment for the $1.1 million prior year correction which the Company believes is not material to its investors. The correction of the $1.1 million is estimated to be approximately 0.87% of the Company’s projected fiscal year 2006 adjusted EBITDA. In evaluating the materiality of this correction, the Company also considered the following facts:

•	The correction did not impact our compliance with the Company’s required bank loan covenants.
•	The correction did not have an effect on investor and analyst expectations of the Company’s performance as their focus has primarily been on the Company’s adjusted EBITDA.
•	The correction did not impact the Company’s key market trends or benchmarks including net sales, cost of products sold, gross margins or adjusted EBITDA.
•	The correction did not impact management’s compensation.

The Company has paid transaction fees to an affiliate of Caxton-Iseman Capital, Inc. per the General Advisory Agreement in connection with the acquisitions of MW and Alenco. The Company accounted for these fees as a cost of a business combination because the costs were incremental and directly related to the acquisition and thus are in compliance with paragraph A8 of SFAS 141. The entity that these fees were paid to was CxCIC LLC, a Delaware limited liability company. CxCIC LLC is not the parent of the Company. It is the management services affiliate of Caxton-Iseman Capital, Inc. and it is owned by the individuals who manage the investment funds that invested in the Company. The fees charged by CxCIC LLC are charged to offset the cost of services provided and the Company believes the fees are comparable to fees charged by other third-party service providers. The indirect parent of the Company is Caxton-Iseman (Ply Gem) L.P. Caxton-Iseman (Ply Gem) L.P.’s limited partners are an offshore corporation owned by an offshore hedge fund known as Caxton Global and other individual investors. CxCIC LLC and Caxton-Iseman (Ply Gem) L.P. are separate legal entities and any fees paid to CxCIC LLC do not benefit Caxton-Iseman (Ply Gem) L.P.

If you have any questions regarding the foregoing responses to your comments, please contact the undersigned at (816)903-8225.

Very truly yours,

/s/ Shawn K. Poe
Name: Shawn K. Poe
Title: Vice President, Chief Financial Officer,
Treasurer and Secretary